Via facsimile and US Mail
Mail Stop 3-09							September 3, 2004


James Nian Zhan, Secretary
Kiwa Bio-Tech Products Group Corporation
17700 Castleton Street, Suite 589
City of Industry, California 91748


Re:	Kiwa Bio-Tech Products Group Corporation
	Registration Statement on Form SB-2
	File No. 333-117868, filed August 2, 2004

Dear Mr. Zhan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your March 31, and June
30, 2004 Forms 10-QSB for the comment under "Note 5 convertible note payable." The MD&A comments and the December 31, 2003, financial statement comment can be complied with in future filings including any amendment to your Form SB-2. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Update all information to the latest practicable date. (e.g.
current stock price, number of shares that you have issued to Cornell
Capital, if at all.)

2. Please note that a selling shareholder involved in an indirect primary offering must consider any NASD pre-filing obligations.
Please advise us of your consideration regarding the applicability of these provisions of the NASD rules.

3. Please amend the Form SB-2 to comply with the age of financial statement requirements of Rule 3-10 of Regulation S-B.

Cover Page

4. Your cover page currently contains too many details.  Please limit
the amount of information you include in your cover page to information that is required by Item 501 of Regulation S-B. For example, you should relocate paragraphs fifth and sixth to the summary section of your document or your Selling Shareholders section. Similarly, please relocate the paragraph starting with the sentence
"With the exception of Cornell Capital Partners . . . ." to
elsewhere
in your document.

5. Please revise the third line of the cover page where you disclose the number of shares of common stock to say "up to 45,277,605 shares of common stock."

6. Please revise the sentence beginning "The selling shareholders may
be deemed underwriters . . . ."  as you have disclosed that
Cornell
Capital "is" an underwriter.

7. Please remove the word "trades" or is "traded" from any action attributed to the Bulletin Board here as well as throughout the prospectus. While the Bulletin Board quotes stocks, it does not trade them.

8. Please include the current market price of your common stock as of the most practicable date.

Risk Factors, page 3

General

9. Do you have agreements with third parties to manufacture your product candidates? Or to purchase products? Consider revising your disclosure to discuss whether you are substantially dependent on any manufacturing or supply agreements, identify the other party to the agreement(s) and file the agreement as an exhibit. If you believe you are not substantially dependent on your manufacturing or purchase agreements, provide us with a supplemental analysis supporting your determination.

10. If you do not have any long-term manufacturing agreements, disclose this information and disclose when any short-term supply agreements expire.

11. If you rely on any sole source providers, consider including a separate risk factor and identify the sole source providers, disclosing this reliance and the impact of their failure to comply with regulatory guidelines set forth by the FDA, DEA and other applicable US or Chinese agencies. Any necessary disclosure may include the potential impact of any fines or sanctions on you, as well as the qualitative and/or quantitative impact of the interruption to your business caused by their failure to meet these guidelines.

12. To the extent that you are dependent on licenses, trademarks or other intellectual property, please revise your disclosure to include a discussion of your dependence and the potential consequences to your operations if your rights are challenged or you default on your obligations under any such collaboration and/or license agreements.

13. Please include a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.

14. Please include a risk factor that addresses an investor`s ability to enforce a service of process or to enforce liabilities against you or your directors and officer as you and many of your officers and directors are based in the People`s Republic of China. In the alternative, advise us as to why you do not believe a risk factor is necessary.

15. We note your disclosure on page 24 under the heading "Dependence on Customers" that currently you have 17 customers. Further, we note that one customer accounted for 100% of your net sales for the first quarter of fiscal year 2004. Please include a risk factor describing the risk and consequences of your reliance on a limited number of customers. In the alternative, advise us as to why you do not believe a risk factor is necessary.

Investors may not be able to adequately evaluate our business. . .
page 3

16. Please revise your risk factor heading to include disclosure, if true, that due to your short operating history you have yet to generate any profits and that most of your products are still not available for commercial sale.

17. For each drug or program, state whether you have filed
Investigational or New Drug Applications with the FDA or similar application with foreign authorities. If not, state any applicable intended time of application and why you would file an application.
If the filing of the application is itself uncertain at this stage, state so.

We have been the subject of a going concern opinion for the year ended. . .,page 3

18. Please consider consolidating your discussion under this risk factor with the discussion your first risk factor.

19. Please disclose your accumulated losses as of June 30, 2004.

Our business is subject to fluctuations which may result in
volatility
.. . .page 3

20. Discuss the potential effect of market price volatility on your stock and any potential effect on your operations.

21. To the extent that you have reliable historical information, please revise to provide the highest and lowest range of the price of your stock during the last two fiscal years and any subsequent interim period to illustrate its historic volatility. Please also disclose the source of this information.

22. Many of the bullet points included in the risk factor warrant separate risk factor disclosure. To the extent that these factors have been discussed as separate risk factors, delete them from this discussion. To the extent that they have not been discussed as separate risk factors, please consider including separate risk factor discussions addressing them.

Our success depends in part on our successful development and sale of products. . . ,page 4

23. If you are aware of any specific competition, products in development or new products that your competitors provide or will soon provide, disclose these competitive threats and the potential impact of these products or product introductions on your business. Also, you should consider naming your most relevant competitors, whose business activities could have a material adverse effect on your prospects or business going forward. If there are too many competitors to name, please disclose the approximate number of competitors in your target markets.

24. Please revise this risk factor to disclose specifically how this risk has affected and will affect your operations, cash flows, financial condition or business. For example, please discuss any current or planned programs you expect to curtail if financing or revenues are impacted by the failure of program or if you otherwise fail to meet governmental regulations or voluntary quality programs.
You may wish to consider providing separate disclosure under another risk factor discussion addressing the success of your testing and the various regulatory approval processes applicable to your products.

25. Please also disclose that products you currently have for commercial sale and when you commenced sales of that specific product.

Our success depends in part on our ability to retain and recruit key personnel,. . . page 4

26. Identify the "key" executives and scientific, regulatory, and medical advisors on whom you depend.

27. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

28. Please state whether you maintain employment agreements with your key personnel, employees or consultants and disclose the term and termination provisions of any such contracts.

We currently do not have sufficient revenues to support our business.
.. ., page 4

29. This risk factor appears to be discussing three separate risks.
More specifically, the risk factor associated with your need to raise additional capital to continue operations; the separate risk that if you issued additional capital, the dilution consequences of such an issuance; and the separate risk that raising funds through collaborations and licensing arrangements may impose on you. Please revise this section such that each risk factor is presented separately.

30. Please revise your disclosure to describe your current business plans, in the short term and the long term. Include a detail of your current cash needs to conduct those business plans for the next 24 months. Also revise to describe any alternative business plans if you are unable to raise the capital required to conduct or expand your business according to these plans.

Restrictions on currency exchange may limit our ability to effectively receive. . ., page 5

31. Please revise your disclosure to discuss the potential impact of
the foreign exchange risk and foreign ownership restrictions on your
operating results.  Please also include a discussion of any
hedging
arrangements you may employ, and the impact you expect these arrangements to have in your operating results. If you expect to conduct operations in countries other than China within the next 24 months, please include these countries in your discussion.

32. If China is the only jurisdiction outside the US in which you expect to conduct operations in the near future, then please consider revising to consolidate your discussion under the risk factor entitled
"Changes in China`s political, social, economic or legal systems could materially harm our business" with this risk factor.

"Changes in China`s political, social, economic or legal systems could
materially . . . .," page 5\

33. Please explain what, if any, specific political, social, economic and legal risks you have historically experienced in conducting operations in China.

Our ability to generate revenues could suffer if the Chinese ag-biotechnology market. . page 6

34. Please revise to discuss the length of time you anticipate it will take to develop the ag-biotechnology industry in China, and also how you expect to will fund your operations, or what other impact the development course of the industry in China will have on your operations.

We may not be able to adequately protect our intellectual property rights. . . page 6

35. For each drug or program, please identify the foreign regulatory agencies from which you currently intend to seek approval or protection, and state how far you have progressed in filing the applications.

36. Revise to disclose your dependence upon, the duration of, and effect of all patents, trademarks, and licenses.

We may become involved in intellectual property litigation, . .
page 6

37. Expand your discussion to include the number of patents you have, the number of patent applications you have filed and which countries you have filed them in, as well as the number of patents licensed to you. Identify any products in development to which these patents and patent applications attach. In your discussion, briefly describe your patents for any key products and the expiration date of such patents.

38. To the extent that you have received any communications, allegations, complaints, and threats of litigation related to the possibility that you might have infringed patents held by others, include a discussion of the potential infringement and potential consequences. The consequences should include the expense of litigation as well as the consequences if it is determined that you are infringing on a third party`s intellectual property.

We face technical risks associated with commercializing our technology. . .page 7

39. In addition, in your Business section, please disclose your broad plan, including strategies, to compete in your industry.

"If an active trading market for our securities does not remain in existence. . . .", page 7

40. Please disclose the current trading volume of your common stock as well as the price per share as of a recent date. Please also disclose the number of shareholders you had as of a recent date.

 We are controlled by two existing stockholders, whose interests may differ. . .,page 7

41. We note that numerous empirical studies have concluded that anti-takeover measures do not preclude unsolicited takeovers, have no major effect on the stock price of public companies not subject to takeover speculation, and actually lead to higher takeover premiums for target companies. See, for example, R. Comment & G. Schwert, Poison or Placebo? Evidence on the Deterrence and Wealth Effects of Modern Anti-takeover Measures, 39 Journal of Financial Economics 3 (1995). Accordingly, it does not appear that the risk, as framed by the company, is an actual risk to investors. The exact risk should be clear from the caption, and accompanying discussion must explain how the disclosed risk affects the issuer or the offering. It appears that the more significant risk to investors is how these measures may prevent or frustrate any attempt to replace or remove the current management of the company by shareholders. Please revise this subheading and risk factor to more clearly disclose the actual risks of this and any other applicable anti-takeover measures, or delete the risk factor.

The potential designation of our common stock as a "penny stock" could impact. . ., page 8

42. Consider revising your disclosure to consolidate your discussion in this risk factor with your discussion in the risk factor entitled,
"Broker-dealer requirements imposed by the designation of our stock as a `penny-stock` may affect the trading market for our common stock."

43. We note your disclosure that your common stock "could be considered to be a penny-stock." Given the price of your common stock, please indicate if you are a penny stock company or not.

We do not intend to pay dividends in the foreseeable future, page
8

44. Please revise to clearly state that readers should not rely on an investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Future sales by our stockholders may negatively affect our stock price
and our . . . ., page 8

45. Please revise to include the number of your presently outstanding shares, the number that is freely tradable and the number that is subject to Rule 144. In addition, please disclose the number of shares you have currently registered for resale by selling shareholder.

Existing stockholders will experience significant dilution from our
sale of . . . ., page 8

46. Please disclose the number of shares you are registering in this registration statement. Please also disclose your stock price as of a recent date.

47. Please quantify the dilution your existing shareholders would experience if you were to draw down on the full $10,000,000 million under the investment agreement at the current market risk.

We may not be able to access sufficient funds under the equity line of
credit . . . ., page 9

48. Please add that the maximum amount you may draw down under the Standby Agreement is $10 million.

Use of Proceeds, page 11

49. Please disclose more specific information as to the use of funds for your manufacturing facility construction. For example, when will you commence construction, and at what site will construction take place? What is the approximate cost for building the facility?

50. We note the disclosure in the table under the category
"General
Administrative and Operation Expenses." More specifically, it appears your expenses related to administrative costs will increase as the amount of your gross proceeds increases. Please supplementally explain to us why.

51. We note your disclosure that you intend to repay a short-term note. Please identify the party you intend to repay this note.
In
addition, in your Liquidity and Capital Resources section, please provide a description of the loan you owe to such party, including the amount, date you entered into the agreement, the terms of the note/loan, and maturity date. To the extent applicable, please also disclose this information in your Certain Relationships and Related
Transactions section of the document. We also note that the interest rate and maturity as well as the use of proceeds of the indebtedness should be disclosed in your Use of Proceeds section if this debt was incurred within one year. See instruction 1 to Item 504 of Regulation
S-B.

Selling Stockholders, p. 11 and Plan of Distribution, p. 15

52. Please revise your disclosure to confirm that any change in selling stockholders will be identified in prospectus supplement(s), as applicable, prior to the sale or transfer of securities. Normally, absent circumstances indicating that the change is material, revisions in identified stockholders may be reflected by the filing of a Rule
424(b) prospectus supplement describing the change and setting forth the information required by Item 507 of Regulation S-B. Of course, this assumes the change does not involve increasing the number of shares or dollar amount registered, or include shares from a transaction other than the one to which the original filing related.
Please note that the ability to reflect changes in selling stockholders by Rule 424 does not permit the names of known selling stockholders to be omitted from any original filing.

53. If any selling securityholder enters into an agreement with an underwriter to do a firm commitment offering, the staff views this as a material change in the plan of distribution which requires a post-effective amendment. The Staff must declare the filing effective prior to commencement of the offering. Confirm to us that you will file a post-effective amendment if any selling securityholder enters into a firm commitment offering agreement with an underwriter.

54. We note that you state that any selling stockholders that are broker-dealers or affiliated persons of broker-dealers "may also be deemed to be" underwriters and that compensation to this may be deemed to be underwriting commissions or discounts. If any selling stockholders are broker-dealers or affiliated persons, state in the prospectus that they "are" underwriters.

55. In addition, with respect to Cornell Capital, please revise to make clear that Cornell Capital "is" an underwriter.

56. We note in the selling stockholder table that several selling stockholders are non-natural persons. If the entity is nonpublic, please revise to identify the natural person(s) with dispositive, voting or investment control of the entity.

57. We note in the selling securityholder table that several selling stockholders are non-natural persons. If any selling securityholder is an affiliate of a broker-dealer, either state that the selling securityholder is an underwriter or represent that the selling stockholders purchased securities in the ordinary course of business, and at the time of purchase of the securities to be resold, the selling securityholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities. Please also state that to the extent that you become aware that any selling stockholders did not acquire their securities in the ordinary course of business or did have such an agreement or understanding, you will file an amendment to this registration statement to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

58. Please advise us of the business of Cornell Capital Partners, Westpark Capital, Inc., and Newbridge Securities Corporation, respectively.

59. Please advise us of the affiliation or relationship, if any, between Cornell Capital, Westpark Capital, Inc., and Newbridge
Securities and any of your directors and executive officers.

Issuance of Warrant, page 12

60. Please disclose the aggregate dollar value of the common stock to be issued upon the exercise of the warrant.

Issuance of Convertible Notes, page 12

61. Please disclose the aggregate dollar value of the 2 million shares of common stock issued to Tze Ming Hsu.

Equity Line of Credit, page 13

62. Please clarify what you mean by the statement Cornell "will retain
4% of each advance...."  Please reconcile this statement with the statement that Cornell "will pay 99% of the market price, which is defined as the lowest volume weighted average price...."  We may have
additional comments.

63. Please revise your discussion to include the following information:

* The percentage of outstanding securities that the shares registered under this registration statement represent; and
* Any conditions to closing that might enable the Cornell Capital
Partners to avoid their obligation to purchase shares under the agreement.

64. It is unclear whether or not the NASD would require shareholder approval of the issuance of shares under the equity line. Please provide us your analysis. If shareholder approval is required, so state in a separate finance-related risk factor and disclose whether
Cornell Capital is able to vote any of the shares it acquires under the equity line agreement in a subsequent vote approving the equity line. Refer to the NASD`s Interpretive Material Regarding Future Priced Securities.

65. Please expand the discussion to include alternative financing methods you considered prior to entering into the arrangement with Cornell and why you ultimately selected the standby equity distribution agreement.

Directors, Executive Officers, Promoters and Control Persons, page
16

66. For each director and executive officer of the company, please revise your disclosure to set forth the information required by Item
401 of Regulation S-B, including the person`s business experience during the past five years; and other directorships held in reporting companies naming each company. Currently, the business description of many of your directors and officers do not appear to meet the requirements of item 401 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, pages
17-18

67. We note in the beneficial ownership table that several stockholders are non-natural persons. If the entity is nonpublic, please revise to identify the natural person(s) with dispositive, voting or investment control of the entity.

Description of Securities, page 19

68. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate. Please revise your disclosure to comply with Item 202.

Description of Business, page 19

69. It is unclear what products you currently have available for commercial sale and what products are in the development stage. Please revise to include a brief description of all of your products currently available for commercial sale. Your discussion should include when you commenced sales and the target markets. With respect to products currently in development, please describe such proposed products, what regulatory approvals you need to commence commercial sales and when you expect to commence commercial sales.

70. We note your limited discussions regarding potential research relationships with several universities in China and the U.S. To the extent you have entered into any agreements with such parties, please file the agreements as exhibits to the registration statement. In addition, please expand the Business section to add disclosure describing the material terms of any material collaborations and license agreements. Where applicable, please be sure that you have disclosed the following information for each:

* All material rights and obligations of the parties to the agreement;
* Payments received/made to date;
* Additional aggregate potential payments;
* Any revenue sharing arrangements; and
* Expiration date and termination provisions.

Please note that aggregate licensing and aggregate milestone payments should be disclosed and quantified. If you determine that any such arrangements is not material and therefore, no additional disclosure is warranted, please explain why the relevant business arrangement is not material.

71. Please disclose the number of full time and part time employees you currently have. In addition, please disclose the status of your relations with your employees.

Business and Operations, page 20

72. We note your disclosure that you are "acquiring technologies to reduce research and development costs and shorten commercialization cycles." Please describe what specific technologies you are acquiring. In addition, if the acquisition of such technologies is material to your operations, please describe file the agreements as exhibits and provide a description of the material terms of the agreements.

Market Overview, page 22

73. Please provide us with appropriate annotated documentary support from which the information contained in this section was derived.

Facilities and Equipment, page 23

74. Please indicate where your manufacturing needs take place. For example, do you outsource all of your manufacturing needs or they conducted in-house? To the extent your manufacturing needs are conducted by third parties, please describe the terms of the business arrangements. If you have any agreements with such parties, please also file them as agreements to this registration statement.

Sources of Raw Materials, page 23

75. Please identify the suppliers of your major raw materials. To the extent you have any agreements you with such suppliers, please file the agreements as exhibits, and provide a description of the material terms of the agreements. Please also indicate historically if such supplier has sufficiently met your supply needs, and whether or not you have alternative sources of suppliers for your major raw materials.

Dependence on Customers, page 24

76. Please identify each customer that accounted for more than 10% of your revenues.
Management`s Discussion and Analysis, page 24

      General

77. Your accounts receivable appear to be building up and include about a quarter`s worth of sales. In your critical accounting policies for accounts receivable, please discuss the payment terms of your sales and whether and to what extent you allow returns. Disclose the age of receivables and/or days sales in accounts receivable. If you allow returns, disclose the dollar amount of sales that as of the balance sheet are subject to return and your accounting policy. Assuming you record revenue (as it doesn`t appear that you have any deferred revenue) on sales subject to return, disclose how you are able to reasonably estimate returns by addressing in your disclosure the factors in paragraph 8 of FAS 48.

78. Expand disclosure for the patent acquired from China
Agricultural
University including the term of the patent and any limitations on its exclusive use by the Company. Disclose the expected effect on financial position and operations. Clarify at what amount you will record the shares issued for the patent. It would appear that amount would be the value of the company`s shares on the measurement date as determined by FAS 123 and EITF 96-18.

79. Discuss known events, trends or uncertainties in PRC regulation and government policy and the expected effects on financial position, operations and cash flows. In this disclosure address the uncertainties in the company`s ability to receive cash or other assets from it`s Chinese subsidiary either in the form of a dividend or otherwise and the company`s ability or inability therefore to use cash or other assets from the Chinese subsidiary for the company`s corporate purposes including for dividends to the company`s shareholders.

Amortization of Beneficial Conversion Feature of Convertible Note
Payable, page 27

80. Please revise to include that the lender exercised its conversion rights on June 8, 2004 and a total of two million shares were issued.
We note you have provided this disclosure on page 12 of the document.

Net Loss, page 27

81. We note the increase in your net loss for the three month period ended March 31, 2004 are attributable to multiple factors, please discuss and quantify the impact of each such factor.

Liquidity and Capital Resources, page 28

82. Please describe the amount you have spent on construction of your new manufacturing facility and approximately how more you will need to spend to complete construction. Please also disclose that you expect construction will be complete in 2005.

83. You reference to short-term borrowings aggregating $283,930 and long-term borrowings of $1,236,256. Please revise your disclosure to include the material terms of such borrowings, including the identies of the lenders, the date you entered into the borrowings, the maturity date, and the amount outstanding as of a recent date. Please also file the agreements as exhibits to your registration statement.

84. We also note your disclosure that the loan from the People`s
Republic of China is a non-interest bearing loan. Please provide us the circumstances under which you were able to receive a non-interest bearing loan from the Chinese government. To the extent applicable, please also disclose this information in your Certain
Relationships
and Related Transactions section of the document.

Description of Property, page 31

85. Please disclose if you intend to renew your lease for your City of
Industry property. In addition, please file the lease agreement as an exhibit.

Certain Relationships and Related Transactions, page 31

86. Please revise to indicate whether each of the related party transactions is on terms as favorable as could have been obtained from unaffiliated third parties.

Executive Compensation, page 33

87. We note your disclosure that your former CEO and CFO George Christopulos resigned on March 12, 2004. It also appears that since that date, you have hired two individuals to serve as CEO and CFO, respectively. Please provide the compensation terms for each individual in this section.

Compensation of Directors, page 33

88. We note your disclosure that at present, non-employee directors generally do not receive compensation for their services to the Company. This statement seems to be inconsistent with your statement on page 26 under "Directors` Compensation" that you paid $8,699 for the three months ended March 31, 2004 for director compensations, and with your disclosure on page 27 that directors` compensation was $347,110 for the twelve months ended December 31, 2003. Please explain the inconsistency to us.

2004 Stock Incentive Plan, page 33

89. Please disclose if you have any made any grants under your Stock
Option Plan.

Consolidated Financial Statements Three Months ended March 31,
2004
      Note 5. Convertible Note Payable

90. Your treatment of the beneficial conversion feature of
$500,000
within stockholders` equity does not appear to comply with EITF
98-5
and 00-27. The amount of the beneficial conversion feature should reduce the note payable similar to a debt discount with the offset to additional paid in capital. The note payable is then accreted to its
redemption amount from the date of issuance through the September
25,
2004 maturity date. Please revise the March 31, 2004 and June 30,
2004
balance sheets included in the SB-2 filing and in your Forms 10-QSB for March 31 and June 30, 2004.

Consolidated Financial Statements year ended December 31, 2003

	Note 1. Organization and Basis of Presentation

91. Please provide earnings (loss) per share disclosure. Please ensure that the December 31, 2003 and 2002 financial statements retroactively reflect the recapitalization as a result of the reverse merger as reflected in the 2004 interim financial statements. In this regard, all share and per share amounts (not limited to earnings (loss) per share) throughout both the 2004 interim and the 2003 and 2002 annual financial statements and elsewhere in the filing should be consistently presented in assuming retroactive effect of the reverse merger and any stock splits.
Signature Page

92. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature.
If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.
Please revise.

Item 26.  Recent Sales of Unregistered Securities, page 66

93. Please disclose the nature and value of consideration as well as the aggregate offering price for each of the offerings described in this section.

Securities Exchange Act of 1934 Filings

94. In all future filings required under the Securities Exchange
Act
of 1934, please comply with the comments set forth above as applicable.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Jennifer Rawert, Attorney Adviser at (202)
824-
5309, Song Brandon at 202-942-2831 or me at (202) 942-1840 with any
questions related to the comments above or other related matters.

							Sincerely,



							Jeffrey Riedler
							Assistant Director



cc:	V. Joseph Stubbs, Esq.
	Stubbs Alderton & Markiles, LLP
	   15821 Venture Boulevard, Suite 525
	   Encino, California  91436

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James Nian Zhan
Kiwa Bio-Tech Products Group Corporation
September 3, 2004
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